SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                         Huttig Building Products, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   448451 10 4
                                 (CUSIP Number)

                              Toby S. Myerson, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3033
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448451 10 4
--------------------------------------------------------------------------------
1.       Name of Reporting Person:
         I.R.S. Identification No. of Above Person:

         The Rugby Group Limited (formerly known as The Rugby Group PLC)
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds:  OO

--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization: England and Wales

--------------------------------------------------------------------------------
                                7.      Sole Voting Power: 0
Number of Shares
Beneficially Owned By           ------------------------------------------------
Each                            8.      Shared Voting Power:  5,755,940 (1)
Reporting
Person                          ------------------------------------------------
With                            9.      Sole Dispositive Power: 0

                                ------------------------------------------------
                                10.     Shared Dispositive Power:  5,755,940 (1)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by the Reporting Person:

         5,755,940 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  28.9% (1)

--------------------------------------------------------------------------------
14.      Type of Reporting Person:  CO

--------------------------------------------------------------------------------
------------------------
1 Reflects beneficial ownership after the closing of the sale, expected to be on or about August 28, 2001, by Rugby to the Issuer of 790,484 shares of Common Stock pursuant to a letter agreement, dated August 20, 2001, between Rugby and the Issuer. The closing of the sale is subject only to payment of the purchase price for such shares and the delivery of such shares at such closing. See Item 5 herein.

CUSIP No. 448451 10 4
--------------------------------------------------------------------------------
1.       Name of Reporting Person:
         I.R.S. Identification No. of Above Person:

         RMC Group p.l.c.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                (a)     [X]
                                                                (b)     [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds: Not applicable.

--------------------------------------------------------------------------------
5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization: England and Wales

--------------------------------------------------------------------------------
                                7.      Sole Voting Power: 0
Number of
Shares                          ------------------------------------------------
Beneficially                    8.      Shared Voting Power:  5,755,940 (1)
Owned by
Each                            ------------------------------------------------
Reporting                       9.      Sole Dispositive Power: 0
Person
                                ------------------------------------------------
                                10.     Shared Dispositive Power:  5,755,940 (1)

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by the Reporting Person:

         5,755,940 (1)
--------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11):  28.9% (1)

--------------------------------------------------------------------------------
14.      Type of Reporting Person: HC

--------------------------------------------------------------------------------
------------------------
1 Reflects beneficial ownership after the closing of the sale, expected to be on or about August 28, 2001, by Rugby to the Issuer of 790,484 shares of Common Stock pursuant to a letter agreement, dated August 20, 2001, between Rugby and the Issuer. The closing of the sale is subject only to payment of the purchase price for such shares and the delivery of such shares at such closing. See Item 5 herein.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated December 22, 1999, filed by The Rugby Group PLC (now known as The Rugby Group Limited), a limited company registered in England and Wales under company number 206971 ("Rugby") and the Schedule 13D, dated December 22, 1999, filed by RMC Group p.l.c., a public limited company organized under the laws of England and Wales with registered number 249776 ("RMC"), as amended and restated by Amendment No. 1 to the Schedule 13D filed by Rugby and RMC (together, the "Reporting Persons") on April 26, 2000 ("Amendment No. 1") relating to the Common Stock, par value $.01 per share (the "Common Stock") of Huttig Building Products, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14500 South Outer Forty Road, Suite 400, Chesterfield, MO 63017.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety:

         (a) This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by Rugby and by RMC (each, a "Reporting Person" and, together, the "Reporting Persons"). As described in Item 4 of Amendment No. 1, as a result of the acquisition of Rugby by RMC, Rugby became a wholly-owned subsidiary of RMC. Rugby then changed its name from The Rugby Group PLC to The Rugby Group Limited, as Rugby is no longer a public limited company.

         (b) The business address of Rugby is RMC House, Coldharbour Lane, Thorpe, Egham, Surrey, TW20 8TD United Kingdom. The business address of RMC is RMC House, Coldharbour Lane, Thorpe, Egham, Surrey, TW20 8TD United Kingdom.

         The name, business address, present principal occupation and citizenship of each director and executive officer of Rugby are as follows:

NAME                               BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION            CITIZENSHIP
----                               ----------------                 ----------------------------            -----------
Graham Edward Clark                RMC Group p.l.c.,                Director                                British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Stephen John Eastwood              The Rugby Group Limited          Director                                British
                                   Crown House
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

NAME                               BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION            CITIZENSHIP
----                               ----------------                 ----------------------------            -----------
James Arthur Brooks                RMC Group p.l.c.,                Director                                British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

John Anthony Robinson              RMC Group p.l.c.,                Director                                British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Michael Leslie Collins             RMC Group p.l.c.,                Company Secretary                       British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

         The name, business address, present principal occupation and citizenship of each director and executive officer of RMC are as follows:

NAME                               BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION           CITIZENSHIP
----                               ----------------                    ----------------------------           -----------
Christopher Hampson                RMC Group p.l.c.,                   Chairman (Non-executive)               British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Stuart Richmond Walker             RMC Group p.l.c.,                   Group Chief Executive                  British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Robert Ernest Lambourne            RMC Group p.l.c.,                   Finance Director                       British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

NAME                               BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION           CITIZENSHIP
----                               ----------------                    ----------------------------           -----------
Michael David Hampson              RMC Group p.l.c.,                   Chartered Secretary                    British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Frank James Standish               RMC Group p.l.c.,                   Chartered Secretary                    Irish
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Jurgen Himstedt                    Readymix AG                         Director                               German
                                   Readymix-Haus,
                                   Daniel-Goldbach-Strasse 25, D-40
                                   880
                                   Ratingen, Germany

Alan Sidney James Durant           RMC Industries                      Director                               British
                                   Corporation,
                                   One Decatur Town Centre, 15 Ponce
                                   de Leon Ave.,
                                   Ste. 450,
                                   Decatur, Georgia 30030

Gerard Letourneau                  RMC Euro SAS,                       Director                               French
                                   2 Rue du Verseau,
                                   Silic 423, 94583 Rungis, Cedex,
                                   France

Michael George Foster              RMC Group p.l.c.,                   Director                               British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Sir David Neil Macfarlane          RMC Group p.l.c.,                   Director (Non-Executive)               British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

                                                                               7

NAME                               BUSINESS ADDRESS                    PRESENT PRINCIPAL OCCUPATION           CITIZENSHIP
----                               ----------------                    ----------------------------           -----------
William John Alexander             RMC Group p.l.c.,                   Director (Non-Executive)               British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Francis Alastair Lavie Robinson    RMC Group p.l.c.,                   Director (Non-Executive)               British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Karlheinz Rosener                  RMC Group p.l.c.,                   Director (Non-Executive)               German
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

Sir James Keith Stuart             RMC Group p.l.c.,                   Director (Non-Executive)               British
                                   RMC House
                                   Coldharbour Lane
                                   Thorpe, Egham, Surrey TW20 8TD
                                   United Kingdom

         (c) The principal business of Rugby is the cement and lime business. RMC is in the business of producing ready-mixed concrete and, in addition, has major positions in the production of aggregates, concrete products and cement.

         (d) Neither the Reporting Persons nor the executive officers or directors of either the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Persons nor the executive officers or directors of either the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The citizenship of all the natural persons identified in this
Item 2 has been described above in subsection (b) of this Item 2.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and supplemented by the addition of the following:

         This Amendment No. 2 is being filed as a result of a letter agreement dated August 20, 2001 (the "Letter Agreement") between the Issuer and Rugby, pursuant to which Rugby agreed to sell 790,484 shares of Common Stock (the "Shares") to the Issuer as part of the Issuer's stock repurchase program ("Stock Repurchase Program"), at a price of $5.99 per share, which was the closing price of the Issuer's Common Stock on the New York Stock Exchange on that date. The aggregate consideration for the Shares to be paid to Rugby by the Issuer represents Rugby's PRO RATA portion of the aggregate dollar amount of the Stock Repurchase Program, all as more fully described in Item 6 below. The closing of the transaction contemplated by the Letter Agreement (the "Closing") is expected to occur on or about August 28, 2001, and is subject only to payment of the purchase price for the Shares and delivery of the Shares at the Closing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety:

         (a) As of the Closing, Rugby may be deemed to beneficially own 5,755,940 shares of the Stock, which based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and, to the best of the Reporting Persons' knowledge, there being 19,947,891 (2) shares of Common Stock outstanding at such time, represents 28.9% of the issued and outstanding shares of the Common Stock of the Issuer. As of the Closing, RMC may be deemed to beneficially own 5,755,940 shares of the Stock, which based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 19,947,891 (2) shares of Common Stock outstanding at such time, represents 28.9% of the issued and outstanding shares of the Common Stock of the Issuer. None of the executive officers and directors of either of the Reporting Persons beneficially owns any Common Stock.

         (b) As of the Closing, Rugby may be deemed to beneficially own 5,755,940 shares of Common Stock with shared voting power and may be deemed to beneficially own 5,755,940 shares of Common Stock with shared dispositive power. As of the Closing, RMC may be deemed to beneficially own 5,755,940 shares of Common Stock with shared voting power and may be deemed to beneficially own 5,755,940 shares of Common Stock with shared dispositive power. By virtue of RMC's 100% ownership of Rugby, Rugby and RMC may be deemed to share voting and dispositive power over the Common Stock.

------------------------
2 Reflects the number of shares of Common Stock outstanding as of June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, less the Shares to be repurchased by the Issuer from Rugby.

         (c) Except as described in this Amendment No. 2, neither of the Reporting Persons has effected any transaction in shares of the Common Stock during the past 60 days.

         (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 20, 2001, the Issuer's Board of Directors (the "Board") authorized the Stock Repurchase Program pursuant to which the Issuer is authorized to purchase up to an aggregate of $15 million of currently issued and outstanding Common Stock. On August 20, 2001, pursuant to the Letter Agreement between the Issuer and Rugby, Rugby agreed to sell the Shares to the Issuer as part of the Issuer's Stock Repurchase Program at a price of $5.99 per share, which was the closing price of the Issuer's Common Stock on the New York Stock Exchange on that date. The aggregate consideration for the Shares to be paid to Rugby by the Issuer represents Rugby's PRO RATA portion of the aggregate dollar amount of the Stock Repurchase Program. The Closing is expected to occur on or about August 28, 2001, and is subject only to payment of the purchase price for the Shares and delivery of the Shares at the Closing.

         As previously described in Amendment No. 1, pursuant to the Registration Rights Agreement, dated December 16, 1999, between Rugby and the Issuer (the "Registration Rights Agreement"), Rugby is entitled to designate for nomination to the Board three directors, two directors and one director so long as Rugby and its affiliates hold in the aggregate 30%, 20% and 10%, respectively, of the then outstanding Common Stock. Pursuant to the Letter Agreement, Rugby and the Issuer agreed that, if solely as a result of the sale of the Shares, shares of Common Stock beneficially owned by Rugby and its affiliates in the aggregate at any time would constitute less than 30% of the Issuer's outstanding stock (such new ownership percentage, as it may increase from time to time as a result of the Issuer's repurchase of Common Stock pursuant to the Stock Repurchase Program, the "New Percentage"), the Registration Rights Agreement would be deemed to be amended so that Rugby would maintain its right to designate for nomination three directors to be elected to the Board, so long as the Common Stock held by Rugby and its affiliates in the aggregate constitutes at least the New Percentage of the then outstanding Common Stock.

         The foregoing summary of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to Exhibit 1 which is attached hereto and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.



         Exhibit 1 -- Letter Agreement between The Rugby Group Limited and the Issuer, dated August 20, 2001.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  August 23, 2001


                                   THE RUGBY GROUP LIMITED


                                   By:  /s/ Michael Collins
                                        ---------------------------------------
                                        Name:   Michael Collins
                                        Title:  Secretary


                                   RMC GROUP P.L.C.


                                   By:  /s/ Frank Standish
                                        ---------------------------------------
                                        Name:   Frank Standish
                                        Title:  Assistant Secretary